Exhibit 99.B(d)(3)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit[1] (as a percentage of average net assets)
	Class A	Class I	Class S
ING Strategic Allocation Moderate Portfolio Initial Term Expires May 1, 2006	1.20%	0.70%	0.95%
ING Strategic Allocation Growth Portfolio Initial Term Expires May 1, 2006	1.25%	0.75%	1.00%
ING Strategic Allocation Conservative Portfolio Initial Term Expires May 1, 2006	1.15%	0.65%	0.90%

/s/ HE

HE

*	This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

[1]	These operating expense limits take into account operating expenses incurred at the underlying Fund level.